PRESS RELEASE

's Pukaqaqa copper/gold project confirms potential

..., Canada. **April 14, 2005.** Tiomin Resources Inc. (TSX: TIO) is pleased to announce the first set of drill results on its Pukaqaqa copper/gold deposit. Pukaqaqa, in which Tiomin can earn a 49% interest, is located on a 31.5 sq. km. land package situated 10 km northwest of the town of Huancavelica and 230 km southeast of Lima, Peru.

The first phase of drilling by joint venture partner, Compania Minera Milpo S.A.A. (Milpo), comprised 3,400 meters over the Northern and Southern Blankets, two essentially flat-lying mineralized zones and the Gaby Breccia. All but one of the 16 holes intersected strong copper values with some favourable gold showings. **The best hole was PND-95 starting 1 meter below surface which intersected continuous mineralization over 280 meters with an average grade of 0.87% Cu and 0.095 g/t Au.** (see attached table)

Infill drilling at the Gaby Breccia has confirmed the continuity of this sulphide-rich, brecciated subvertical zone at the eastern contact of the blankets and extending for nearly 2 kms in strike length. Drilling was conducted to a depth of 300 meters and the zone appears to be open at depth. The drilling program also confirmed the extension of mineralization at the Northern Blanket (800 x 1,000 meters) and Southern Blanket (200 x 600 meters) located contiguous to the Gaby Breccia and remaining open to the northwest.

These encouraging grades over wide intersections have incited an additional 1,500 meter drilling program to be initiated shortly which will be followed by a new resource calculation to be undertaken by independent consultants. As well, a scoping study is contemplated to assess the property's economic potential. Pukaqaqa exhibits all the characteristics of becoming an open-pittable resource with further potential to expand the resource base laterally and at depth. An underground mining operation could be developed to access the deeper mineralization found in the Gaby Breccia.

The Pukaqaqa deposit was first discovered by Rio Tinto Mining and Exploration Ltd. in 1996 who invested approximately US$7 million in exploration including geological mapping, geochemistry, trenching, geophysics, 17,590 meters of diamond and RC drilling in 91 drill holes and metallurgical studies including flotation and leaching. **RT estimated a resource of 2.4 Mt @ 1.04% in the measured, 65.3 Mt @ 0.90% in the indicated category, in addition to an inferred resource of 18.5 Mt @ 0.94% Cu at a 0.5% cut-off:.**[(1)]

		Mt	Cu%	Au g/t	Ag g/t
Gaby Breccia	Measured	2.4	1.04	0.17	2.75
	Indicated	34.9	1.10	0.22	2.73
	Inferred	3.6	1.04	0.19	3.10
N. Blanket	Indicated	30.4	0.67	0.07	0.55
	Inferred	2.0	0.68	0.07	0.57
S. Blanket	Inferred	12.9	0.95	0.07	1.94

		Description			Mineralized interval									
Hole	Zone	mineralized zone	Dip	Final (m)	From	To	Lgth	True Th	Cu %	Au g/t	ppmAg	ppmMo	Cut-off Cu%
PND-85	Northern Blanket	endoskarn, chalcosite	-60	101.1	11.2	79.0	67.8	59.0	0.75	0.08	1.03	24.52	0.5
PND-86	Northern Blanket	endoskarn, chalcosite	-50	101.3	9.2	93.8	84.6	65.1	0.50	0.08	0.85	36.29	0.3
				inc.	9.2	35.8	26.6	20.5	0.81	0.07	0.89	37.70	0.5
PND-87	Northern Blanket	endoskarn, chalcosite	-60	102.7	4.1	16.1	12.0	10.4	0.41	0.04	0.58	116.00	0.3
PND-88	Northern Blanket	endoskarn, chalcosite	-50	166.0	20.2	80.8	60.6	46.6	0.50	0.06	0.55	49.42	0.3
				inc.	20.2	46.8	26.6	20.4	0.66	0.07	0.57	35.27	0.5
PND-88A	Gaby Breccia Splay	endoskarn, chalcopyrite	-50	257.8	179.3	199.3	20.0	15.4	0.57	0.21	0.64	42.60	0.5
					217.3	237.3	20.0	15.4	0.52	0.12	0.84	61.75	0.5
PND-89	Northern Blanket	endoskarn, Cc - Cpy	-50	102.6	5.25	39.3	34.0	26.2	0.47	0.05	0.64	32.56	0.3
					77	103.9	26.9	20.7	0.34	0.07	0.91	39.31	0.3
PND-90	Gaby Breccia (RTZ)	exoskarn, chalcopyrite	-57	395.2	258.3	389.3	131.0	83.0	0.79	0.20	0.92	13.17	0.3
				inc.	258.3	299.3	41.0	27.0	1.34	0.30	2.95	42.07	1.0
PND-91	Gaby Breccia (RTZ)	exoskarn, chalcopyrite	-55	455.4	342.6	392.7	50.1	42.0	1.21	0.34	3.33	15.23	0.5
				inc.	370.7	386.7	16.0	13.0	1.73	0.49	2.64	18.13	1.0
	Gaby Breccia Footwall	endoskarn, chalcopyrite			441.8	449.8	8.0	5.0	1.75	0.52	2.03	31.25	1.0
PND-92	Northern Blanket	endoskarn, chalcosite	-55	101.1	15.5	81.5	66.0	57.4	0.43	0.05	0.60	89.00	0.3
PND-93	Gaby Breccia (Jupiter)	exoskarn, chalcopyrite	-53	412.4	385.2	405.2	20.0	12.0	1.20	0.30	3.59	8.60	0.5
				inc.	393.2	403.2	10.0	6.0	1.68	0.36	4.20	12.60	1.0
PND-94	Gaby Breccia (Jupiter)	exoskarn, chalcopyrite	-57	523.3					NSV				
	Gaby Breccia Footwall	endoskarn, chalcopyrite			471.3	484.5	13.3	6.6	1.90	0.75	3.85	6.17	0.5
				inc.	473.1	483.5	10.4	5.2	2.20	0.91	4.59	4.79	1.0
PND-95	Northern Blanket	endoskarn, chalcosite	-52	280.6	1.0	123.9	122.9	98.0	0.66	0.06	0.82	47.63	0.5
				inc.	1.0	11.0	10.0	8.0	0.89	0.09	0.52	33.80	0.5
				inc.	36.8	70.8	34.0	27.2	0.80	0.06	0.42	58.14	0.5
				inc.	92.8	116.8	24.0	19.2	0.72	0.08	1.12	41.33	0.5
	Gaby Breccia Splay	endoskarn, chalcosite			124.8	280.6	155.8	110.0	1.06	0.13	1.65	23.11	0.5
				inc.	124.8	134.8	10.0	8.3	1.81	0.11	1.20	26.29	1.0
				inc.	170.8	176.8	6.0	5.0	1.21	0.11	1.33	18.67	1.0
				inc.	182.8	190.8	8.0	6.6	1.72	0.10	1.08	12.75	1.0
				inc.	198.8	212.8	14.0	11.6	2.06	0.23	2.49	19.71	1.0
				inc.	242.8	260.8	18.0	15.0	1.30	0.26	2.60	25.89	1.0
PND-96	Southern Blanket	endoskarn, chalcosite	-50	102.5	39.4	102.5	63.1	48.3	0.54	0.03	1.54	172.26	0.5
				inc.	63.4	91.4	28.0	21.4	0.80	0.04	2.39	184.50	0.5
				inc.	83.4	91.4	8.0	6.2	1.24	0.04	1.70	129.50	1.0
PND-97	Southern Blanket	endoskarn, chalcosite	-50	105.7	6.5	86.5	80.0	61.2	0.45	0.09	0.46	124.85	0.3
				inc.	6.5	32.5	26.0	19.9	0.65	0.08	0.47	89.92	0.5
PND-98	Monica Breccia	endoskarn, chalcosite	-90	101.3					NSV				
PND-99	Northern Blanket	endoskarn, chalcosite	-50	100.8	45.6	81.6	36.0	27.6	0.75	0.05	4.71	44.83	0.5
				inc.	53.6	63.6	10.0	7.7	1.07	0.05	3.88	47.00	1.0